Exhibit C-8

Department of Finance Canada	Ministère des Finances Canada

©Her Majesty the Queen in Right of Canada (2010)
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Cat. No.: F1-25/2010E-PDF
ISBN 978-1-100-17118-0

Annual Financial Report
Table of Contents

Report Highlights	5
Revenues	13
Expenses	15
The Budgetary Balance and Financial Source/Requirement	19
Federal Debt	21
Comparison of Actual Budgetary Outcomes to Projected Results	23
Report of the Auditor General on the Condensed Financial Statements of the Government of Canada	25
Condensed Financial Statements of the Government of Canada	26

Fiscal Year 2009-2010
Note to Readers
The financial results in this report are based on the audited financial statements of the Government of Canada for the fiscal year ended March 31, 2010, the condensed form of which is included in this report. For the 12thconsecutive year, the Government has received an unqualified audit opinion from the Auditor General of Canada on the financial statements. The complete financial statements will be set out in the Public Accounts of Canada 2010 when tabled in Parliament.
The Fiscal Reference Tables have been updated to incorporate the results for 2009-10 as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Annual Financial Report
Report Highlights
•	The Government posted a budgetary deficit of $55.6 billion for the fiscal year ended March 31, 2010, compared to a budgetary deficit of $5.8 billion in 2008-09. About $21 billion of the $55.6-billion deficit was attributable to actions taken under Canada’s Economic Action Plan.

•	The Canadian economy has been significantly affected by the global economic recession. The weaker economy has resulted in more support being provided to Canadians through higher Employment Insurance (EI) benefits, as well as lower tax collections. In addition, as part of Canada’s Economic Action Plan, significant additional support has been provided to Canadians in the form of personal income tax reductions, enhanced EI benefits, new infrastructure and housing funding, support for industries and communities, and actions to improve access to financing.

•	The March 2010 budget set out a three-point plan for returning to budget balance over the medium term. First, the Government will follow through with the exit strategy built into the Economic Action Plan by ensuring that the temporary measures end as the economy recovers. Second, the Government announced targeted measures to reduce the growth rate of direct program spending. Third, the Government is undertaking a comprehensive review of government administrative functions and overhead costs in order to identify opportunities for additional savings and improve service delivery.

•	The $55.6-billion deficit in 2009-10 was $1.8 billion higher than forecast in the March 2010 budget. Revenues were $4.7 billion higher than forecast. However, program expenses were $6.9 billion higher than forecast, due primarily to the accrual of $5.6 billion in transitional assistance payments for sales tax harmonization to the provinces of Ontario and British Columbia to be paid in 2010-11 and 2011-12. In the March 2010 budget forecast, the transitional assistance payments were expensed in annual instalments over the 2009-10 to 2011-12 period, consistent with the payment schedules set out in the agreements with the provinces. Considerable judgment is required to interpret eligibility criteria surrounding transfer payments. When met, eligibility criteria establish a recipient’s entitlement to receive a transfer payment, and are therefore a key element in determining the appropriate accounting treatment. In the process of finalizing the financial statements, and following discussions with the Office of the Auditor General of Canada, it was determined that the total amount of transitional assistance should be expensed in 2009-10 as the provinces have met all eligibility criteria to receive the transfers. Absent the impact of this accounting change, the deficit would have been $3.8 billion lower than forecast in the March 2010 budget.

Fiscal Year 2009-2010
•	The federal debt (the difference between total liabilities and total assets) stood at $519.1 billion at March 31, 2010. The federal debt-to-GDP (gross domestic product) ratio was 34.0 per cent, up 5.0 percentage points from a year earlier. Despite this increase, the federal debt-to-GDP ratio at March 31, 2010 stood at roughly half of its peak of 68.4 per cent at March 31, 1996.

•	According to the International Monetary Fund (IMF), Canada’s total government net debt-to-GDP ratio stood at 28.6 per cent in 2009. This is the lowest level amongst Group of Seven (G-7) countries, which the IMF estimates will record, on average, a net debt-to-GDP ratio of 69.7 per cent for that same year.
Table 1
Financial Highlights

	2008-09	2009-10
	($ billions)

Budgetary transactions
Revenues	233.1	218.6
Expenses
Program expenses	-207.9	-244.8
Public debt charges	-31.0	-29.4

Total expenses	-238.8	-274.2

Budgetary balance	-5.8	-55.6
Non-budgetary transactions	-84.3	-8.0
Financial source/requirement	-90.1	-63.6
Net change in financing activities	123.3	45.1

Net change in cash balances	33.3	-18.5
Cash balance at end of period	47.0	28.5

Financial position
Total liabilities	824.2	883.3
Total financial assets	298.9	300.8

Net debt	525.2	582.5
Non-financial assets	61.5	63.4

Federal debt (accumulated deficit)	463.7	519.1

Financial results (% of GDP)
Revenues	14.6	14.3
Program expenses	13.0	16.0
Public debt charges	1.9	1.9
Budgetary balance	-0.4	-3.6
Federal debt (accumulated deficit)	29.0	34.0
Note: Numbers may not add due to rounding.

Annual Financial Report
Economic Highlights
The Canadian economy has been significantly affected by the deepest and most synchronized global economic recession since the 1930s. The global financial crisis of late 2008 and early 2009, together with a sharp decline in global trade, reduced Canadian exports and weakened business and consumer confidence, significantly lowering employment and output. Employment in Canada fell by nearly 420,000 during that period, while the unemployment rate rose to 8.7 per cent. Output also decreased significantly in the last quarter of 2008 and in the first half of 2009.
Nevertheless, Canada weathered the global recession better than most other industrialized countries. This reflects Canada’s financial, economic and fiscal strengths, together with substantial support provided by the Economic Action Plan. The decline in Canadian real GDP over the course of the global recession was the smallest of all G-7 countries.
The economic recovery in Canada began in the third quarter of 2009, led by a solid recovery in domestic demand. Real GDP increased by 0.9 per cent in the third quarter and 4.9 per cent in the fourth quarter of 2009. In the first quarter of 2010, real GDP growth strengthened further, increasing to 5.8 per cent—the strongest quarterly growth rate in 10 years. The recovery continued in the second quarter of 2010, as output grew by 2.0 per cent.
As a result of Canada’s stronger economic performance both during the recession and over the recovery, the level of output had virtually returned to its pre-recession level by the second quarter of 2010, the only G-7 country to have done so.
This solid economic recovery has also supported a recovery in Canada’s labour markets. Since July 2009, employment has increased by close to 430,000, offsetting all of the jobs lost during the recession, and the unemployment rate has declined from the peak of 8.7 per cent to 8.1 per cent. This is significantly better than what private sector economists were expecting early in the recession. In early 2009, some private sector economists were forecasting the unemployment rate to peak at as high as 10 per cent.
The labour market recovery in Canada contrasts sharply with labour market developments in the United States, where employment remains well below pre-recession levels. The U.S. unemployment rate is also near a 27-year high and remains above the Canadian unemployment rate—a phenomenon not seen in nearly three decades.
Canada’s labour market has also performed better than its G-7 peers, with Canada being the only G-7 country to have posted significant positive employment growth since June 2009.

Fiscal Year 2009-2010
Despite this relatively strong performance, the level of economic activity in 2009 was considerably lower than in 2008. Real GDP declined by 2.5 per cent in 2009. As a result of this sharp decline in real GDP together with a significant decline in global commodity prices, nominal GDP (the broadest single measure of the Government’s tax base) fell by 4.5 per cent in 2009. This sharply reduced government revenues and increased cyclically sensitive government expenditures such as EI benefits in 2009-10. In 2010, real and nominal GDP are expected to increase by 3.0 per cent and 5.9 per cent respectively.
The Budgetary Balance
Reflecting the impact of the global economic recession and the stimulus measures introduced to help mitigate its impact, the Government posted a budgetary deficit of $55.6 billion in 2009-10.
Revenues were down $14.5 billion, or 6.2 per cent, from the prior year. Personal income tax revenues fell $12.1 billion, reflecting weak growth in personal income and significant tax reductions under the Economic Action Plan, including the Home Renovation Tax Credit. Declines were also recorded in non-resident income tax revenues, which decreased $1.0 billion, customs import duties, which decreased $0.5 billion, and other program revenues, which decreased $2.7 billion. These decreases were partially offset by a $0.9-billion increase in corporate income tax revenues and a $1.2-billion increase in Goods and Services Tax (GST) revenues.

Annual Financial Report
Expenses were up $35.4 billion, or 14.8 per cent, from the prior year. This increase is largely attributable to measures directly related to the recession, such as Canada’s Economic Action Plan and the impact of a weaker economy on cyclically sensitive expenses such as EI benefits, as well as increased transfers to other levels of government, which includes transitional assistance to the provinces of Ontario and British Columbia for sales tax harmonization and legislated growth in the Canada Health Transfer, the Canada Social Transfer and Equalization. The growth in expenses was also attributable to increased pension and other benefit expenses, reflecting the amortization of significant losses arising from the 2008-09 annual actuarial valuations of the Government’s liabilities for public service pensions and other employee future benefits, as well as the reclassification of Canadian Commercial Corporation (CCC) from an enterprise Crown corporation to a consolidated Crown corporation. For 2009-10, this reclassification has resulted in increases to both Crown corporation revenues and Crown corporation expenses, with no overall impact on the budgetary balance.
The March 2010 budget set out a three-point plan for returning to budget balance over the medium term. First, the Government will follow through with the exit strategy built into the Economic Action Plan by ensuring that the temporary measures end as the economy recovers. Second, the Government announced targeted measures to reduce the growth rate of direct program spending. Third, the Government is undertaking a comprehensive review of government administrative functions and overhead costs in order to identify opportunities for additional savings and improve service delivery.
In the absence of policy changes, the budgetary balance primarily mirrors economic developments. To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP. In 2009-10, the deficit was 3.6 per cent of GDP.
According to estimates prepared by the IMF for the total government sector, Canada recorded one of the smallest deficits among G-7 countries in 2009, estimated at 5.1 per cent of GDP, compared to an average deficit of 10.0 per cent in G-7 countries.

Fiscal Year 2009-2010
Canada’s Economic Action Plan
Canada’s relative economic and fiscal strength has allowed the Government to put in place one of the most comprehensive economic stimulus packages in the world. To protect jobs and the incomes of Canadians, the Government introduced Canada’s Economic Action Plan in January 2009—an extraordinary response, taken in co-operation with other G-20 governments, to the deepest and most synchronized global recession since the 1930s. The Government also put in place measures to provide up to $200 billion through the Extraordinary Financing Framework to support lending to Canadian households and businesses. The Economic Action Plan:
•	Reduces taxes permanently.
•	Helps the unemployed through enhanced EI benefits and training programs.
•	Avoids layoffs by enhancing the EI work-sharing program.
•	Provides a massive injection of infrastructure spending and provided additional support to the housing sector through the Home Renovation Tax Credit.
•	Helps create the economy of tomorrow by improving infrastructure at colleges and universities and supporting research and technology.
•	Supports industries and communities most affected by the global downturn.
•	Improves access to and the affordability of financing for Canadian households and businesses.
Given the importance of timely stimulus, the Government has taken unprecedented action to implement the Economic Action Plan as quickly and effectively as possible, while ensuring the effective stewardship of taxpayer dollars.
Progress in Implementing Canada’s Economic Action Plan

2009-10
Impact of Economic
Action Plan
(accrual basis —
in billions of dollars)
Reducing the tax burden for Canadians	3.1
Helping the unemployed	3.7
Building infrastructure to create jobs	5.4
Creating the economy of tomorrow	1.9
Supporting industries and communities	6.8

Total federal support	21.0

Note: Totals may not add due to rounding.

Annual Financial Report
Actions taken in the first year of the Economic Action Plan account for about $21 billion of the 2009-10 deficit of $55.6 billion. Of the amounts recorded under the Economic Action Plan, tax reductions account for $7.7 billion, while expenditure measures account for $13.3 billion.
The $21 billion of Economic Action Plan measures in 2009-10 are recorded on an accrual basis. This amount is lower than the cash value of the Economic Action Plan ($26 billion) due largely to investments in federal assets (for which budgetary costs are amortized over a number of years), loans to third parties (for which budgetary costs are only recorded to the extent there is a risk of loss), and the timing of the Home Renovation Tax Credit. The Reports to Canadians on the Economic Action Plan have focused on the cash value of the Plan because this is the best measure for assessing the impact of the stimulus on the economy. Details regarding the cash value of the Plan for 2009-10 can be found in the Sixth Report to Canadians, available on the Department of Finance website at www.fin.gc.ca.
The Government has reported regularly to Canadians on the implementation of the Plan. Canadians can learn more about individual elements of the Plan and follow implementation progress at www.actionplan.gc.ca.
Federal Debt
The federal debt (accumulated deficit) is the difference between the Government’s total liabilities and its total assets. At the end of 2009-10, the federal debt stood at $519.1 billion. As a share of GDP, the federal debt stood at 34.0 per cent in 2009-10, roughly half of its peak of 68.4 per cent in 1995-96.
The federal debt increased $55.4 billion in 2009-10, due to the $55.6-billion budgetary deficit, partially offset by $0.2 billion in other comprehensive income. The $0.2 billion in other comprehensive income reflects a $0.4-billion increase in the market value of enterprise Crown corporations’ and other government business enterprises’ holdings of financial assets classified as available for sale, partially offset by a $0.2-billion decrease in the fair value of derivative financial instruments used in hedging activities.

Fiscal Year 2009-2010
According to the IMF, Canada had the lowest total government net debt-to-GDP ratio in the G-7 in 2009, estimated at 28.6 per cent, compared to an average ratio of 69.7 per cent in G-7 countries.
Federal Debt (Accumulated Deficit)
The financial statements of the Government of Canada are presented on an accrual basis of accounting. On this basis, there are several generally accepted definitions of government debt.
Net debt represents the total liabilities of the Government less its financial assets. Financial assets include cash and cash equivalents, accounts receivable, foreign exchange accounts, and loans, investments and advances.
The accumulated deficit is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets, such as land and buildings, inventories and prepaid expenses. The annual change in the accumulated deficit is equal to the budgetary balance plus other comprehensive income or loss. Other comprehensive income or loss represents certain unrealized gains and losses on financial instruments reported by enterprise Crown corporations and other government business enterprises. In accordance with recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, other comprehensive income or loss is not included in the Government’s annual budgetary balance, but is instead recorded in the Government’s Statement of Accumulated Deficit and Statement of Change in Net Debt.
The federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt.
Table 2
Federal Debt (Accumulated Deficit)

	2008-09	2009-10	Net change
	($ millions)
Federal debt at beginning of year	457,637	463,710	6,073
Annual deficit	5,755	55,598	49,843
Other comprehensive loss or income (-)	318	-211	-529

Federal debt at end of year	463,710	519,097	55,387

Financial Source/Requirement
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance, which measures revenues and expenses as they are earned or incurred rather than when the associated cash is received or paid.
There was a financial requirement of $63.6 billion in 2009-10, compared to a financial requirement of $90.1 billion in 2008-09. The deterioration in the budgetary balance in 2009-10 was more than offset by a decrease in financing requirements under the Insured Mortgage Purchase Program administered by Canada Mortgage and Housing Corporation and a financial source arising from the Government’s foreign exchange activities.

Annual Financial Report
Revenues
Revenues totalled $218.6 billion in 2009-10, a decrease of $14.5 billion or 6.2 per cent from 2008-09 (Table 3). The decrease over the prior year was due primarily to lower personal income tax revenues, non-resident income tax revenues and other program revenues. These decreases were partially offset by higher GST and corporate income tax revenues.
The largest source of revenues in 2009-10 was personal income tax revenues, which stood at 47.6 per cent of total revenues. The second largest source was corporate income tax revenues at 13.9 per cent. GST revenues were 12.3 per cent of revenues while EI premium revenues contributed 7.7 per cent.
Personal income tax revenues declined by $12.1 billion, or 10.4 per cent, in 2009-10. This decline reflected significant tax reductions under the Economic Action Plan, including the Home Renovation Tax Credit, as well as very weak growth in the tax base. In addition, 2008-09 results were boosted by a refinement of the tax accrual estimation methodology to address an understatement of personal income tax revenues dating from the adoption of accrual accounting in 2002-03. This refinement had a one-time impact of raising personal income tax revenues in 2008-09 by about $2.9 billion, which contributed to the decline in 2009-10.
Corporate income tax revenues increased $0.9 billion, or 3.0 per cent, in 2009-10, in spite of a sharp contraction in corporate profits in 2009 and ongoing income tax reductions. The difference between lower profits and higher collections is partly explained by exceptional one-time factors. These include foreign exchange movements which lowered corporate income tax liabilities last year, but resulted in higher liabilities for 2009-10, as well as a large payment in respect of a one-time transaction and an accounting refinement to reflect improvements made in 2009-10 to the treatment of prepaid reassessments.
Non-resident income tax revenues were down $1.0 billion, or 16.0 per cent, in 2009-10, reflecting lower interest and dividend payments to non-residents.
Other taxes and duties increased $0.8 billion, or 1.9 per cent, from the prior year, driven by a $1.2-billion, or 4.7-per cent, increase in GST revenues, reflecting higher consumption. Other excise taxes and duties increased $0.1 billion, or 1.8 per cent, energy taxes increased $17 million, or 0.3 per cent, and customs import duties decreased $0.5 billion, or 13.5 per cent.

Fiscal Year 2009-2010
EI premium revenues decreased $0.1 billion, or 0.7 per cent, from the prior year, reflecting the fall in employment and the fact that the premium rate was kept stable at $1.73 per $100 of insurable earnings for 2009 and 2010.
Other revenues declined by $2.9 billion, or 11.9 per cent, in 2009-10. This decrease was driven by a decline of $2.7 billion in other program revenues, due mainly to foreign exchange losses recorded on foreign currency loans in support of development and trade and to a decline in receipts under the Atlantic Offshore Revenue Accounts. Revenue under the Atlantic Offshore Revenue Accounts is transferred to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords, such that there is no net impact on the budgetary balance. Crown corporation revenues decreased $0.1 billion, as increases in revenues resulting from the reclassification of Canadian Commercial Corporation and increased interest revenues on loans provided to Crown corporations under the Government’s consolidated borrowing framework were more than offset by declines in the profits of enterprise Crown corporations and other government business enterprises. The decline in profits over the prior year is due in large part to an unrealized loss on derivatives held under the Insured Mortgage Purchase Program and a decrease in investment revenues recorded by the Bank of Canada.
The revenue ratio—revenues expressed as a percentage of GDP—compares the total of all federal revenues to the size of the economy. The revenue ratio stood at 14.3 per cent in 2009-10, down 0.3 percentage points from 2008-09, reflecting a weaker economy and the impact of tax relief measures announced in Canada’s Economic Action Plan.
Table 3
Revenues

	2008-09	2009-10	Net change
	($ millions)			(%)
Tax revenues
Income tax
Personal	116,024	103,947	-12,077	-10.4
Corporate	29,476	30,361	885	3.0
Non-resident	6,298	5,293	-1,005	-16.0

Total	151,798	139,601	-12,197	-8.0
Other taxes and duties
Goods and Services Tax	25,740	26,947	1,207	4.7
Energy taxes	5,161	5,178	17	0.3
Customs import duties	4,036	3,490	-546	-13.5
Other excise taxes and duties	4,869	4,958	89	1.8

Total	39,806	40,573	767	1.9
Total tax revenues	191,604	180,174	-11,430	-6.0
Employment Insurance premium revenues	16,887	16,761	-126	-0.7
Other revenues
Crown corporations	7,760	7,622	-138	-1.8
Other programs	15,105	12,396	-2,709	-17.9
Net foreign exchange	1,736	1,647	-89	-5.1

Total	24,601	21,665	-2,936	-11.9
Total revenues	233,092	218,600	-14,492	-6.2

Note: Numbers may not add due to rounding.

Annual Financial Report
Expenses
Expenses consist of program expenses and public debt charges. In 2009-10 expenses amounted to $274.2 billion, up $35.4 billion, or 14.8 per cent, from 2008-09.
Major transfers to persons (elderly, EI and children’s benefits) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements and other transfers, transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs) were the two largest components of expenses in 2009-10, representing 25.0 per cent and 20.8 per cent of expenses, respectively.
The remaining elements of program expenses (subsidies and other transfers, Crown corporation expenses, and operating expenses of departments and agencies, including National Defence) make up the Government’s direct program expenses. Subsidies and other transfers made by various federal departments to individuals, businesses and other organizations and groups made up 14.5 per cent of total expenses in 2009-10.
After transfers, the next largest component of expenses was the operating costs of government departments and agencies, excluding National Defence, at 17.5 per cent. Operating costs include items such as salaries and benefits, facilities and equipment, and supplies and travel.
Public debt charges amounted to 10.7 per cent of expenses in 2009-10. This is down from a peak of nearly 30 per cent in the mid-1990s, when public debt interest was the largest component of spending.
Program expenses amounted to $244.8 billion in 2009-10, up $36.9 billion or 17.8 per cent from 2008-09 (Table 4). Within program expenses, transfers increased $27.2 billion and operating expenses of departments and agencies, excluding National Defence, increased $5.3 billion. Operating expenses of National Defence grew by $2.1 billion while Crown corporation expenses grew by $2.4 billion.

Fiscal Year 2009-2010
Major transfers to persons increased $7.0 billion, or 11.4 per cent, in 2009-10.
•	Elderly benefits consist of Old Age Security and Guaranteed Income Supplement and Allowance payments (formerly known as the Spousal Allowance). Total benefits were up $1.3 billion, or 3.8 per cent, in 2009-10, reflecting growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.
•	EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and work-sharing agreements. Total benefits increased $5.3 billion, or 32.4 per cent, in 2009-10, reflecting higher unemployment as well as benefit enhancement measures announced as part of Canada’s Economic Action Plan.
•	Children’s benefits, which consist of the base Canada Child Tax Benefit, the National Child Benefit supplement, the Child Disability Benefit and the Universal Child Care Benefit, increased $0.4 billion, or 3.7 per cent, due in part to increases to the National Child Benefit supplement and the Canada Child Tax Benefit announced in the January 2009 budget.
Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (Equalization, transfers to the territories, as well as a number of smaller transfer programs), other major transfers, including transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs. These transfers increased $10.5 billion, or 22.5 per cent, over 2008-09.
•	The CHT and CST—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other social programs increased $2.4 billion in 2009-10, reflecting legislated growth.
•	Total entitlements under fiscal arrangements increased $1.1 billion in 2009-10, largely reflecting legislated growth in Equalization and Territorial Formula Financing payments.
•	Transfers to provinces on behalf of Canada’s cities and communities increased $0.9 billion in 2009-10, reflecting the doubling of the gas tax transfer as of April 1, 2009.
•	Other major transfers increased $5.9 billion, reflecting transitional assistance for sales tax harmonization to the provinces of Ontario and British Columbia.
•	Alternative Payments for Standing Programs represent recoveries of federal tax point abatements under contracting-out arrangements. The $0.3-billion decrease in this recovery reflects a year-over-year decrease in the value of these tax points.
Subsidies and other transfers increased $9.7 billion, or 32.1 per cent, over the prior year. This growth mainly reflects increases in international assistance, increased support for students, workers and persons with disabilities, increased transfers related to health, and increased infrastructure funding and assistance for the automotive industry announced under Canada’s Economic Action Plan. These increases were partially offset by a decrease in transfers to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords.

Annual Financial Report
Other direct program expenses amounted to $79.3 billion in 2009-10, up $9.8 billion, or 14.0 per cent, from 2008-09. Within this component:
•	Expenses related to Crown corporations increased $2.4 billion, or 29.3 per cent, over 2008-09, due primarily to the reclassification of Canadian Commercial Corporation and increased social housing assistance provided by Canada Mortgage and Housing Corporation under the Economic Action Plan.
•	National Defence expenses increased $2.1 billion, or 11.2 per cent, primarily reflecting incremental annual funding to strengthen Canada’s military, including the Canada First Defence Strategy announced in Budget 2007.
•	All other departmental and agency expenses increased $5.3 billion, or 12.4 per cent, reflecting increases in the ongoing cost of operations as well as investments in federal infrastructure projects under Canada’s Economic Action Plan. The increase in expenses is also attributable to the amortization of significant losses arising from the 2008-09 annual actuarial valuations of the Government’s liabilities for pension and other future benefit plans. The losses experienced in 2008-09 are due in part to a decline in the market value of the Government’s pension plan assets as a result of the deterioration in credit market conditions. These adjustments are amortized over the estimated average remaining service lives of plan members, which represent periods ranging from 5 to 23 years according to the plan in question.
Public debt charges decreased $1.6 billion, or 5.1 per cent, to $29.4 billion in 2009-10, as the impact of an increase in the stock of interest-bearing debt was more than offset by a decline in the average effective interest rate on that stock.
Public debt charges as a percentage of budgetary revenues increased slightly from 13.3 per cent in 2008-09 to 13.5 per cent in 2009-10, reflecting lower government revenues. This ratio means that, in 2009-10, the Government spent roughly 14 cents of every revenue dollar on interest on the public debt.

Fiscal Year 2009-2010
Table 4
Expenses

	2008-09	2009-10	Net change
	($ millions)			(%)

Major transfers to persons
Elderly benefits	33,377	34,653	1,276	3.8
Employment Insurance benefits	16,308	21,586	5,278	32.4
Children’s benefits	11,901	12,340	439	3.7

Total	61,586	68,579	6,993	11.4

Major transfers to other levels of government
Support for health and other social programs	33,327	35,678	2,351	7.1
Fiscal arrangements	15,138	16,193	1,055	7.0
Canada’s cities and communities	985	1,872	887	90.1
Other major transfers	39	5,950	5,911	n/a
Alternative Payments for Standing Programs	-2,974	-2,703	271	-9.1

Total	46,515	56,990	10,475	22.5

Direct program expenses
Subsidies and other transfers	30,192	39,892	9,700	32.1
Other direct program expenses
Crown corporations	8,066	10,428	2,362	29.3
National Defence	18,770	20,863	2,093	11.2
All other departments and agencies	42,728	48,032	5,304	12.4

Total other direct program expenses	69,564	79,323	9,759	14.0
Total direct program expenses	99,756	119,215	19,459	19.5
Total program expenses	207,857	244,784	36,927	17.8
Public debt charges	30,990	29,414	-1,576	-5.1
Total expenses	238,847	274,198	35,351	14.8

Note: Numbers may not add due to rounding.

Annual Financial Report
The Budgetary Balance and Financial Source/Requirement
The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on an accrual basis of accounting, recording government expenses when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, federal employees’ pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions.
Non-budgetary transactions also include adjustments for the effects of non-cash items included in the budgetary balance and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension expenses not funded in the period, and the recognition of previously deferred revenue.
Non-budgetary transactions resulted in a net requirement for funds amounting to $8.0 billion in 2009-10, compared to a net requirement for funds of $84.3 billion in 2008-09. This year-over-year difference largely reflects the winding down of purchases under the Insured Mortgage Purchase Program (IMPP) in 2009-10 and a financial source arising from the Government’s foreign exchange activities.
With a budgetary deficit of $55.6 billion and a net requirement from non-budgetary transactions of $8.0 billion, there was a financial requirement of $63.6 billion in 2009-10, compared to a financial requirement of $90.1 billion in 2008-09 (Table 5).
The Government financed this financial requirement of $63.6 billion by increasing unmatured debt by $45.1 billion and reducing its cash balances by $18.5 billion. The increase in debt was achieved largely through the issuance of marketable bonds. Cash balances at the end of March 2010 stood at $28.5 billion, down $18.5 billion from their level at the end of March 2009. The decrease in cash and cash equivalents over the prior year mainly reflects increased cash balances held at the end of 2008-09 to support the Bank of Canada’s operations to provide liquidity to financial markets and to cover some of the Government’s own funding needs for the IMPP. With improved conditions in financial markets and the winding down of purchases under the IMPP in March 2010, the Government’s cash balances were reduced by the end of 2009-10.

Fiscal Year 2009-2010
Table 5
Budgetary Balance, Financial Source/Requirement and Net Financing Activities

	2008-09	2009-10
	($ billions)

Deficit for the year	-5.8	-55.6

Non-budgetary transactions
Pension and other accounts
Public sector pensions	2.5	2.9
Other employee and veteran future benefits	2.4	3.9
Other liabilities	0.0	0.7

Total	5.0	7.5
Non-financial assets	-2.9	-1.9
Loans, investments and advances	-74.5	-27.4
Other transactions
Accounts payable, receivable, accruals and allowances	-2.5	8.9
Foreign exchange activities	-9.4	4.8

Total	-11.9	13.7
Total non-budgetary transactions	-84.3	-8.0
Financial requirement	-90.1	-63.6

Net change in financing activities
Marketable bonds (Canadian currency)	41.6	72.8
Treasury bills	75.3	-16.4
Retail debt	-0.5	-0.7
Other	6.9	-10.6

Total	123.3	45.1
Change in cash balances	33.3	-18.5
Cash at end of year	47.0	28.5

Note: Numbers may not add due to rounding.

Annual Financial Report
Federal Debt
Total liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes unmatured debt, liabilities for pension and other employee future benefits, and other liabilities. At March 31, 2010, interest-bearing debt amounted to $762.8 billion, up $52.6 billion from a year earlier (Table 6). Within interest-bearing debt, unmatured debt increased $45.1 billion while liabilities for pension and other employee future benefits increased $6.9 billion. Other liabilities, which include deposit and trust accounts and other specified purpose accounts, increased $0.7 billion. The increase in unmatured debt, mainly marketable bonds, primarily reflects financing requirements associated with the budgetary deficit. The increase in unmatured debt also reflects an increase in borrowings on behalf of Crown corporations under the consolidated borrowing framework, and in particular Canada Mortgage and Housing Corporation (CMHC) financing requirements for the purchase of insured mortgage pools under the IMPP to support the availability of longer-term credit. Borrowings undertaken by the Government to fund the IMPP operations do not increase the accumulated deficit, as they are offset by interest-bearing financial assets.
Accounts payable and accrued liabilities amounted to $120.5 billion at March 31, 2010, up $6.5 billion from the close of 2008-09. The increase is largely attributable to an $8.9-billion increase in other accounts payable and accrued liabilities, primarily reflecting the accrual of transitional assistance to the provinces of Ontario and British Columbia for sales tax harmonization. This assistance will be paid in 2010-11 and 2011-12 in accordance with the terms of the Comprehensive Integrated Tax Coordination Agreements with the provinces. The increase in other accounts payable and accrued liabilities also reflects the accrual of a liability to the Province of Ontario representing its one-third participation in the financial assistance provided to the automotive sector. These increases were partially offset by a $2.6-billion decrease in taxes payable. Taxes payable include amounts payable to taxpayers based on assessments, as well as estimates of refunds owing for assessments not completed by year end.
Financial assets consist of cash and other accounts receivable, tax receivables, foreign exchange accounts, and loans, investments and advances. Financial assets totalled $300.8 billion at March 31, 2010, up $1.9 billion from March 31, 2009. Cash and other accounts receivable decreased $18.1 billion, reflecting increased cash balances held at the end of 2008-09 to support the Bank of Canada’s operations to provide liquidity to financial markets and to cover some of the Government’s own funding needs for the IMPP. With improved conditions in financial markets and the winding down of purchases under the IMPP in March 2010, the Government’s cash balances were reduced by the end of 2009-10. Tax receivables decreased $2.8 billion. Foreign exchange accounts decreased $4.8 billion, reflecting a decrease in the value of foreign-denominated marketable securities held in the Exchange Fund Account due to the appreciation of the Canadian dollar against the US dollar and the euro. Loans, investments and advances increased $27.6 billion, due mainly to the issuance of loans to the Business Development Bank of Canada, CMHC and Farm Credit Canada under the consolidated borrowing framework. Under the consolidated borrowing framework, the Government finances all of the borrowing needs of CMHC, the Business Development Bank of Canada and Farm Credit Canada through direct lending in order to reduce overall borrowing costs and improve the liquidity of the government securities market. In particular, loans to CMHC under the framework increased $10.6 billion in 2009-10, reflecting funding provided to finance purchases of insured mortgage pools under the IMPP. The $27.6-billion increase in loans, investments and advances also reflects net profits recorded by enterprise Crown corporations and other government business enterprises during 2009-10, as well as the acquisition of common and preferred shares in a restructured General Motors and membership interests in Chrysler as part of the Government’s financial assistance agreements with these companies.

Fiscal Year 2009-2010
As a result, net debt stood at $582.5 billion at March 31, 2010, up $57.3 billion from March 31, 2009. As a per cent of GDP, net debt stood at 38.1 per cent in 2009-10, up 5.3 percentage points from 2008-09 and down 35.7 percentage points from its peak of 73.9 per cent in 1995-96.
Non-financial assets, consisting of tangible capital assets, inventories and prepaid expenses, amounted to $63.4 billion at March 31, 2010, up $1.9 billion from March 31, 2009.
With total liabilities of $883.3 billion, financial assets of $300.8 billion and non-financial assets of $63.4 billion, the federal debt (accumulated deficit) stood at $519.1 billion at March 31, 2010, up $55.4 billion from March 31, 2009. As a percentage of GDP, the federal debt stood at 34.0 per cent at March 31, 2010, up 5.0 percentage points from the previous year.
The ratio of unmatured debt to GDP increased significantly in 2008—09, reflecting the sudden surge in borrowing requirements stemming from the need to fund the IMPP and other measures. The ratio increased a further 4.5 percentage points in 2009-10 to reach 36.6 per cent at March 31, 2010, slightly below the ratio of net debt to GDP. Both net debt and unmatured debt, expressed as a percentage of GDP, remain well below their respective peaks in the mid-1990s.
Table 6
Outstanding Debt at Year-End

	2008-09	2009-10
	($ billions)

Liabilities
Accounts payable and accrued liabilities	114.0	120.5
Interest-bearing debt
Unmatured debt	514.0	559.1
Pension and other future benefits	190.2	197.1
Other liabilities	5.9	6.6

Total interest-bearing debt	710.2	762.8
Total liabilities	824.2	883.3
Financial assets
Cash and other accounts receivable	50.2	32.1
Tax receivables	71.9	69.1
Foreign exchange accounts	51.7	47.0
Loans, investments and advances	125.1	152.7

Total financial assets	298.9	300.8
Net debt	525.2	582.5
Non-financial assets
Tangible capital assets	53.3	55.1
Inventories	6.3	6.2
Prepaid expenses	1.8	2.1

Total non-financial assets	61.5	63.4
Federal debt (accumulated deficit)	463.7	519.1

Note: Numbers may not add due to rounding.

Annual Financial Report
Comparison of Actual Budgetary Outcomes to Projected Results
This section compares the actual outcome for the major components of the budgetary balance for 2009-10 to the Government’s most recent projections for 2009-10 set out in the March 2010 budget. The Government estimated a deficit of $53.8 billion for 2009-10 in the March 2010 budget. The final audited budgetary deficit for 2009-10 was $55.6 billion.
Revenues were $4.7 billion higher than expected, largely reflecting higher-than-expected corporate income tax revenues. Program expenses were $6.9 billion higher than forecast, largely reflecting the accrual of $5.6 billion in transitional assistance payments for sales tax harmonization to Ontario and British Columbia to be paid in 2010-11 and 2011-12. In the March 2010 budget forecast, the transitional assistance payments were expensed in annual instalments over the 2009-10 to 2011-12 period, consistent with the payment schedules set out in the agreements with the provinces. Considerable judgment is required to interpret eligibility criteria surrounding transfer payments. When met, eligibility criteria establish a recipient’s entitlement to receive a transfer payment, and are therefore a key element in determining the appropriate accounting treatment. In the process of finalizing the financial statements, and following discussions with the Office of the Auditor General of Canada, it was determined that the total amount of transitional assistance should be expensed in 2009-10 as the provinces have met all eligibility criteria to receive the transfers. Absent the impact of this accounting change, the deficit would have been $3.8 billion lower than forecast in the March 2010 budget. The remaining difference between actual and forecast program expenses is due mainly to the reclassification of Canadian Commercial Corporation and higher-than-expected bad debt expense related to tax receivables. These increases in expenses were partially offset by public debt charges that were $0.5 billion lower than expected, due largely to lower-than-expected effective interest rates.

Fiscal Year 2009-2010
Table 7
Comparison of Actual Outcomes to March 2010 Budget

		March 2010
	Actual	Budget[1]	Difference
	($ billions)

Revenues
Personal income tax	103.9	108.2	-4.3
Corporate income tax	30.4	22.3	8.1
Non-resident income tax	5.3	4.9	0.4
Other taxes and duties	40.6	39.3	1.3
Employment Insurance premium revenues	16.8	16.6	0.1
Other revenues	21.7	22.6	-0.9

Total	218.6	213.9	4.7

Program expenses
Major transfers to persons
Elderly benefits	34.7	35.0	-0.3
Employment Insurance benefits	21.6	22.4	-0.8
Children’s benefits	12.3	12.3	0.0

Total	68.6	69.7	-1.1

Major transfers to other levels of government
Support for health and other social programs	35.7	35.7	0.0
Fiscal arrangements	16.2	16.2	0.0
Canada’s cities and communities	1.9	2.0	-0.1
Other major transfers	6.0	0.3	5.7
Alternative Payments for Standing Programs	-2.7	-2.7	0.0

Total	57.0	51.4	5.6

Direct program expenses	119.2	116.8	2.5

Total program expenses	244.8	237.8	6.9

Public debt charges	29.4	29.9	-0.5

Budgetary outcome/estimate	-55.6	-53.8	-1.8

Budgetary outcome/estimate excluding impact of change in accounting for HST transitional assistance	-49.9	-53.8	3.8

Note: Numbers may not add due to rounding.
[1]	Comparative figures from the March 2010 budget have been reclassified to conform to the presentation in the audited financial statements.

Annual Financial Report
REPORT OF THE AUDITOR GENERAL
ON THE CONDENSED FINANCIAL STATEMENTS
OF THE GOVERNMENT OF CANADA
To the Minister of Finance
The accompanying condensed statements of financial position, operations and accumulated deficit, change in net debt and cash flow are derived from the complete financial statements of the Government of Canada as at 31 March 2010 and for the year then ended on which I expressed an opinion without reservation in my Report to the House of Commons dated 26 August 2010.
My Report drew one matter to Parliament’s attention which highlights significant changes to the accounts for the Employment Insurance program. For more complete information, readers should refer to my Report, which will be included in Volume I of the Public Accounts of Canada 2010, expected to be tabled in the House of Commons later this year.
The fair summarization of the complete financial statements is the responsibility of the Government. My responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the condensed financial statements.
In my opinion, the accompanying condensed financial statements fairly summarize, in all material respects, the related complete financial statements in accordance with the criteria described in the Guideline referred to above.
These condensed financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. For more information on the Government’s financial position, results of operations, changes in net debt and cash flows, reference should be made to the related complete financial statements, which will also be included in Volume I of the Public Accounts of Canada 2010.

Sheila Fraser, FCA
Auditor General of Canada
Ottawa, Canada
26 August 2010

Fiscal Year 2009-2010
Condensed Financial Statements of the Government of Canada
The fundamental purpose of these condensed financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.
These financial statements are extracted and condensed from the audited financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2010, which are expected to be tabled in Parliament later this year. As these condensed financial statements are, by their nature, summarized, they do not include all disclosure required for financial reporting by governments in Canada. Readers interested in the disclosure of more detailed data should refer to the audited financial statements in the Public Accounts of Canada.
Table 8
Government of Canada
Condensed Statement of Operations and Accumulated Deficit
for the Year Ended March 31, 2010

	2010			2009
	Budget[1]		Actual	Actual
	($ millions)

Revenues
Income tax revenues	141,538		139,601	151,798
Other taxes and duties	40,113		40,573	39,806
Employment insurance premiums	16,795		16,761	16,887
Other revenues	26,459		21,665	24,601

Total revenues	224,905		218,600	233,092
Expenses
Transfer payments
Old age security benefits and related payments	35,160		34,653	33,377
Major transfer payments to other levels of government	50,065		56,990	46,515
Employment insurance benefits	18,920		21,586	16,308
Children’s benefits	12,270		12,340	11,901
Other transfer payments	35,694		39,892	30,192

Total transfer payments	152,109		165,461	138,293
Other program expenses	76,976		79,323	69,564

Total program expenses	229,085		244,784	207,857
Public debt charges	29,500		29,414	30,990

Total expenses	258,585		274,198	238,847

Annual deficit	33,680		55,598	5,755
Accumulated deficit at beginning of year	463,710	[2]	463,710	457,637
Other comprehensive income or loss (-)			211	-318

Accumulated deficit at end of year	497,390		519,097	463,710

The accompanying notes are an integral part of these statements.
[1]	Derived from Budget 2009.

[2]	Adjusted to the actual closing amount of previous year.

Annual Financial Report
Table 9

Government of Canada
Condensed Statement of Financial Position
as at March 31, 2010

	2010	2009
	($ millions)
Liabilities
Accounts payable and accrued liabilities	120,525	113,999
Interest-bearing debt
Unmatured debt	559,126	514,020
Pension and other future benefits	197,070	190,220
Other liabilities	6,587	5,923

Total interest-bearing debt	762,783	710,163

Total liabilities	883,308	824,162

Financial assets
Cash and accounts receivable	101,205	122,147
Foreign exchange accounts	46,950	51,709
Loans, investments and advances	152,681	125,093

Total financial assets	300,836	298,949

Net debt	582,472	525,213
Non-financial assets
Tangible capital assets	55,054	53,326
Other	8,321	8,177

Total non-financial assets	63,375	61,503

Accumulated deficit	519,097	463,710

The accompanying notes are an integral part of these statements.

Fiscal Year 2009-2010
Table 10

Government of Canada
Condensed Statement of Change in Net Debt
for the Year Ended March 31, 2010

	2010			2009
	Budget[1]		Actual	Actual
	($ millions)
Net debt at beginning of year	525,213	[2]	525,213	516,281

Change in net debt during the year
Annual deficit	33,680		55,598	5,755
Acquisition of tangible capital assets	6,300		7,136	6,249
Amortization of tangible capital assets	-4,430		-4,418	-4,176
Other	-150		-846	786

Net increase in net debt due to operations	35,400		57,470	8,614
Other comprehensive income (-) or loss			-211	318

Net increase in net debt	35,400		57,259	8,932

Net debt at end of year	560,613		582,472	525,213

The accompanying notes are an integral part of these statements.
[1]	Derived from Budget 2009.

[2]	Adjusted to the actual closing amount of previous year.
Table 11
Government of Canada
Condensed Statement of Cash Flow
for the Year Ended March 31, 2010

	2010	2009
	($ millions)

Cash used by operating activities
Annual deficit	-55,598	-5,755
Items not affecting cash	18,146	-356

	-37,452	-6,111
Cash used by capital investment activities	-6,839	-5,641
Cash used by investing activities	-27,614	-71,743

Total cash used before financing activities	-71,905	-83,495
Cash provided by financing activities	53 370	116,751

Net decrease (-) or increase in cash	-18,535	33,256
Cash and cash equivalents at beginning of year	46,985	13,729

Cash and cash equivalents at end of year	28,450	46,985

Supplementary information
Cash used for interest	15,887	17,666

The accompanying notes are an integral part of these statements.

Annual Financial Report
Notes to the Condensed Financial Statements of the Government of Canada
1. Summary of Significant Accounting Policies
The reporting entity of the Government of Canada includes all departments, agencies, corporations, organizations and funds, which are controlled by the Government. The financial activities of all of these entities are consolidated in these financial statements, except for enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities. These corporations are recorded under the modified equity method. The Canada Pension Plan is excluded from the reporting entity because changes to the Plan require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.
The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited financial statements, which are based on Canadian generally accepted accounting principles for the public sector. The use of these stated accounting policies does not result in any significant differences from Canadian generally accepted accounting principles.
Financial assets recorded on the Condensed Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable, adjusted for the passage of time, as required. Obligations for pension and other future benefits are determined on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.
Some amounts in these statements are based on estimates and assumptions made by the Government. These are based on facts and circumstances available at the time the estimates and assumptions are made, historical loss experience and general economic conditions. By their nature, such estimates are subject to measurement uncertainty. The effect of changes to such estimates and assumptions in future periods could be significant to the financial statements. Some of the more significant estimates used in these financial statements affect the accrual of tax revenues and obligations for pension and other future benefits.
Comparative figures have been reclassified to conform to the current year’s presentation.
2. Contractual Obligations
Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, acquisitions of property and equipment, and goods and services, operating leases and funding of international organizations. At March 31, 2010, contractual obligations amount to $93,856 million ($84,733 million in 2009), of which $27,009 million pertains to fiscal year 2011.

Fiscal Year 2009-2010
3. Contingent Liabilities
Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. The Government’s contingent liabilities include guarantees by the Government, callable share capital in international organizations, environmental liabilities, claims and pending and threatened litigation, and insurance programs of agent enterprise Crown corporations.
i.	Guarantees by the Government include guarantees of the borrowings of, and certain loans made by, Crown corporations and other government business enterprises; guarantees of loans of certain individuals and businesses obtained from the private sector; and guarantees of Government insurance programs. At March 31, 2010, these guarantees amount to $221,979 million ($210,797 million in 2009) for which an allowance of $535 million ($514 million in 2009) has been recorded. Of the total guarantees outstanding at March 31, 2010, guarantees on the borrowings of agent enterprise Crown corporations amount to $211,454 million ($200,417 million in 2009) for which no allowance (nil in 2009) has been recorded.

ii.	The Government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2010, callable share capital amounts to $17,177 million ($15,901 million in 2009).

iii.	Environmental liabilities are accrued to record the estimated costs related to the remediation of contaminated sites and future asset restoration where the Government is obligated or likely obligated to incur such costs. At March 31, 2010, the Government has recorded environmental liabilities of $6,602 million ($6,342 million in 2009 — reclassified).

The Government has estimated additional clean-up costs for remediation of contaminated sites for which it may be potentially liable of $1,512 million ($1,538 million in 2009 — reclassified). In addition, the Government has estimated further clearance costs associated with unexploded explosive ordnance affected sites ranging from $180 million to $524 million. These costs are not accrued as the Government’s obligation to incur these costs is not determinable.

iv.	There are thousands of claims and pending and threatened litigation cases outstanding against the Government; the total amount claimed in these instances is significant but the final outcome is not determinable. The Government has recorded an allowance for claims and litigation where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Claims and litigation for which the outcome is not determinable and a reasonable estimate can be made are estimated at approximately $4,300 million ($5,700 million in 2009). Certain other large and significant claims relate to comprehensive land claims, assessed taxes under objection or appeal, and public sector pension litigation.

v.	At March 31, 2010, insurance in force relating to self-sustaining insurance programs operated by three agent enterprise Crown corporations amounts to $1,396,212 million ($1,245,234 million in 2009). The Government expects that all three corporations will cover the cost of both current claims and possible future claims.